Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Owlet Reports First Quarter 2021 Financial Results and Corporate Update

•	Net revenues of $21.9 million, up 47% year-over-year

•	Gross margin of 58%, an increase of 1,100 basis points year-over-year

•	Announcements of three new board members: Zane Burke, former CEO of Livongo; Laura Durr, former EVP and CFO at Polycom; and John Kim, President of Platform and Marketplaces at Expedia

•	In February, Owlet entered into a business combination agreement with Sandbridge Acquisition Corporation (NYSE: SBG), which is expected to close in the third quarter of 2021

LEHI, Utah – May 19, 2021 – Owlet Baby Care Inc. ("Owlet" or the "Company"), the connected nursery ecosystem that delivers data-driven technology to modern parenting, reported today on its financial results for the first quarter ended March 31, 2021.

“The first quarter of 2021 exceeded our internal growth expectations, as we achieved both record revenue and gross margins,” said Kurt Workman, Owlet CEO and Co-Founder. “Adoption of our connected nursery technology among consumers continues to expand. Along these lines, we’ve continued to bolster our team to support our strong growth with key executive hires and board appointments that are integral to our compelling pipeline of innovative products and services.”

Owlet’s record revenues in the first quarter of 2021 were driven by robust year-over-year sales volume growth in both the Owlet Smart Sock and Owlet Monitor Duo. The first quarter also had stronger-than-anticipated sales via e-commerce and our retail partners, as well as continued international expansion, primarily in Europe.

Gross margin of 58% for the first quarter exceeded the Company’s internal expectations, driven by improved logistics costs that had risen in 2020 during the COVID-19 pandemic and continued benefit from lower costs associated with the 3rd Gen Owlet Smart Sock that launched in mid-2020.

"With strong business fundamentals in place, Owlet is now focused on getting its innovative products into the homes of more families around the world,” said Owlet Board Chair and Eclipse Ventures Founding Partner Lior Susan. “The Company’s proprietary products and services, along with its successful e-commerce strategy, have been key to Owlet’s continued impressive growth.”

Owlet reported a net loss of $7.9 million and EBITDA loss of $7.2 million for the first quarter 2021, as the Company invested in connected products and services development to drive long-term growth, hired senior executive talent, and accelerated sales and marketing initiatives. The Company also incurred certain one-time transaction-related costs.

Management Presentation

A recorded presentation by Kurt Workman, Owlet Chief Executive Officer and Co-Founder, and Kate Scolnick, Chief Financial Officer, reviewing the first quarter results will be available on the Owlet website at 8:30 a.m. EST on Wednesday, May 19, 2021. To access the recording, visit https://owletcare.com/pages/investor-relations.

About Owlet
Owlet was founded by a team of parents in 2012. Owlet’s mission is to empower parents with the right information at the right time, to give them more peace of mind and help them find more joy in the journey of parenting. Owlet’s digital parenting platform aims to give parents real-time data and insights to help parents feel calmer and more confident. Owlet believes that every parent deserves peace of mind and the opportunity to feel their well-rested best. Owlet also believes that every child deserves to live a long, happy, and healthy life, and is working to develop products to help facilitate that belief.

Additional Information and Where to Find It
In February, Owlet entered into a definitive merger agreement with Sandbridge Acquisition Corporation (NYSE: SBG) ("Sandbridge"), a special purpose acquisition company.

Sandbridge has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation
Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge are contained in the proxy statement/prospectus for the proposed business combination.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements
Certain statements, estimates, targets, and projections in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events. For example, statements regarding Owlet’s expected future operating and financial performance and the expected timing of its transaction with Sandbridge are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States; changes in applicable laws or regulations; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID-19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Sandbridge’s registration statement on Form S-4 and other documents to be filed with the SEC by Sandbridge.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.

Non-GAAP Financial Measures
In addition to its results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), Owlet believes the non-GAAP measure of EBITDA is useful in evaluating its operating performance because it provides consistency and comparability with past financial performance and may be helpful in comparing with other companies, some of which use similar non-GAAP information to supplement their GAAP results. EBITDA is calculated as GAAP net loss excluding income tax provision, interest expense, interest income, and depreciation and amortization. The non-GAAP financial information included in this press release is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation table of the most comparable GAAP financial measure to the non-GAAP financial measure of EBITDA is included at the end of this press release.

Owlet Baby Care Inc.
Condensed Consolidated Balance Sheets
(In thousands, except share and per share amounts)
(unaudited)

Assets	March 31, 2021	December 31, 2020
Current assets:
Cash and cash equivalents	$12,811	$17,009
Accounts receivable, net of allowance for doubtful accounts of $390 and $201	12,769	10,525
Inventory	10,583	7,912
Capitalized transaction costs	3,160	522
Prepaid expenses and other current assets	1,612	1,646
Total current assets	$40,935	$37,614
Property and equipment, net	1,599	1,718
Intangible assets, net	590	605
Other assets	189	181
Total assets	$43,313	$40,118
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	19,341	16,379
Accrued and other expenses	10,440	10,592
Deferred revenues	1,573	1,643
Line of credit	12,500	9,700
Current portion of related party convertible notes payable	7,019	6,934
Current portion of long-term debt	3,563	2,024
Total current liabilities	$54,436	$47,272
Deferred rent, net	301	322
Long-term deferred revenues, net of current portion	152	159
Long-term debt, net	8,416	10,180
Preferred stock warrant liabilities	7,601	2,993
Other long-term liabilities	13	13
Total liabilities	$70,919	$60,939
Commitments and contingencies
Redeemable convertible Series A and Series A-1 preferred stock, $0.0001 par value, 23,030,285 shares authorized; 22,596,929 shares issued and outstanding (liquidation preference of $9,702 and $14,245 for Series A and Series A-1, respectively)	23,652	23,652
Redeemable convertible Series B and Series B-1 preferred stock, $0.0001 par value, 7,507,073 shares authorized; 7,507,071 shares issued and outstanding (liquidation preference of $19,000 and $3,745 for Series B and Series B-1, respectively)	23,536	23,536
Stockholders’ deficit:
Common stock, $0.0001 par value, 52,000,000 shares authorized; 10,951,730 and 10,772,774 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively.	1	1
Additional paid-in capital	4,780	3,708
Accumulated deficit	(79,575)	(71,718)
Total stockholders’ deficit	(74,794)	(68,009)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$43,313	$40,118

Owlet Baby Care Inc.
Condensed Consolidated Statements of Operations
(In thousands, except share and per share amounts)
(unaudited)

	Three months ended March 31,
	2021	2020
Revenues	$21,911	$14,871
Cost of revenues	9,228	7,831
Gross profit	12,683	7,040

Operating expenses:
General and administrative	5,981	2,672
Sales and marketing	6,118	3,812
Research and development	3,432	2,433
Total operating expenses	15,531	8,917
Operating loss	(2,848)	(1,877)
Other income (expense):
Interest expense, net	(417)	(289)
Preferred stock mark to market adjustment	(4,608)	-
Other income, net	21	38
Total other expense, net	(5,004)	(251)
Loss before income tax provision	(7,852)	(2,128)
Income tax provision	(5)	-
Net loss	$(7,857)	$(2,128)
Net loss per share attributable to common stockholders, basic and diluted	(0.73)	(0.20)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	10,828,882	10,613,286

Owlet Baby Care Inc.
Reconciliation of GAAP to Non-GAAP Financial Measure
(In thousands)
(unaudited)

	Three Months Ended March 31,
	2021	2020
Net loss	$(7,857)	$(2,128)
Income tax provision	5	-
Interest expense	418	321
Interest income	(1)	(32)
Depreciation and amortization	249	163
EBITDA	$(7,186)	$(1,676)

Owlet Baby Care Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(7,857)	$(2,128)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	249	163
Amortization of debt issuance costs	-	5
Amortization of debt discount	14	6
Loss (gain) on disposal of property and equipment	1	(11)
Stock-based compensation	828	181
Write-down of inventory to net realizable value	5	-
Provision for losses on accounts receivable	189	22
Change in fair value of preferred stock warrant liability	4,608	-
Changes in operating assets and liabilities:
Accounts receivable	(2,433)	(165)
Prepaid expenses and other assets	(2,612)	28
Inventory	(2,675)	853
Accounts payable	2,873	604
Accrued and other expenses	(152)	114
Deferred related party convertible notes payable interest	85	85
Deferred revenues	(77)	113
Deferred rent	(22)	(10)
Net cash used in operating activities	(6,976)	(140)
Cash flows from investing activities
Purchase of property and equipment	(19)	(237)
Purchase of intangible assets	(8)	-
Net cash used in investing activities	(27)	(237)
Cash flows from financing activities
Proceeds from line of credit	4,332	7,385
Payments on line of credit	(1,532)	(8,237)
Payments on financed insurance premium	(239)	(66)
Proceeds from exercise of common stock options	244	50
Net cash provided by (used in) financing activities	2,805	(868)
Net change in cash and cash equivalents	(4,198)	(1,245)
Cash and cash equivalents at beginning of period	17,009	11,736
Cash and cash equivalents at end of period	$12,811	$10,491
Supplemental disclosure of cash flow information:
Cash paid for interest	$145	$120
Cash paid for income taxes	-	-
Supplemental disclosure of non-cash financing activities:
Unpaid purchases of property and equipment	$98	$254
Unpaid purchases of intangibles	$12	$26

Contacts

Investor Relations
Mike Cavanaugh
Westwicke, an ICR company
mike.cavanaugh@westwicke.com
(617) 877-9641

Media Relations
Cammy Duong
Westwicke, an ICR company
cammy.duong@westwicke.com
(203) 682-8380

Jane Putnam
Owlet Baby Care
jputnam@owletcare.com